ION TRACK, INC.
                             205 Lowell Street
                            Wilmington, MA 01887


September 24, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:  Ion Track, Inc.
     Registration Statement on Form S-1
     (Registration No. 333-90566)

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Ion Track, Inc. (the "Company") hereby withdraws its Registration Statement on Form S-1, Registration No. 333-90566 (the "Registration Statement"). The Registration Statement was originally filed on June 14, 2002, no amendments have ever been filed and the Registration Statement has not been declared effective. The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement. No shares of common stock have been issued or sold pursuant to the Registration Statement and the Company did not ever print or distribute any preliminary prospectus.

         If you have any questions with respect to this letter, please call either Jonathan F. Pedersen of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2147 or the undersigned at (978) 658-3767 extension 127.

                                     ION TRACK, INC.


                                     By: /s/ Anthony Jenkins
                                         Anthony Jenkins
                                         President and Chief Executive Officer